Exhibit 99.1

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		September 30,	December 31,
	Note	2023	2022
		$	$
CURRENT ASSETS
Cash and cash equivalents	5	147,412	194,471
Short-term bank deposits		-	157,631
Prepayments to Minera Exar for lithium carbonate purchases	8	19,306	-
Receivables, prepaids and deposits		4,429	3,990
Deferred transaction costs	4	2,383	-
Assets held for distribution	4	436,500	-
		610,030	356,092

NON-CURRENT ASSETS
Associates and other investments	6	-	31,343
Investment in Sal de la Puna Project	7	181,762	-
Loans to Exar Capital	8	311,613	223,122
Investment in Cauchari-Olaroz Project	8	38,014	41,507
Long-term receivable from JEMSE		7,247	6,813
Property, plant and equipment	9	8,027	9,026
Exploration and evaluation assets	10	343,229	348,645
		889,892	660,456
TOTAL ASSETS		1,499,922	1,016,548

CURRENT LIABILITIES
Accounts payable and accrued liabilities		8,474	16,540
Customer advances	8	15,445	-
Current portion of long-term liabilities		1,623	3,105
Liabilities held for distribution	4	23,553	-
		49,095	19,645
NON-CURRENT LIABILITIES
Convertible notes	12	195,389	204,472
Decommissioning provision		-	478
Other liabilities		656	7,951
		196,045	212,901
TOTAL LIABILITIES		245,140	232,546

SHAREHOLDERS’ EQUITY
Share capital		1,472,461	1,029,485
Contributed surplus		31,998	30,226
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(246,190)	(272,222)
TOTAL SHAREHOLDERS’ EQUITY		1,254,782	784,002
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,499,922	1,016,548

Subsequent event (Note 21)

Approved for issuance on November 6, 2023

On behalf of the Board of Directors:

“Robert Doyle”	“George Ireland”
Director	Director

1

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2023	2022	2023	2022
		$	$	$	$
EXPENSES
Exploration and evaluation expenditures	16	(1,838)	(1,120)	(9,998)	(2,838)
General and administrative	15	(4,514)	(3,147)	(11,956)	(7,974)
Equity compensation	13	(831)	(605)	(2,704)	(1,101)
Share of loss of Cauchari-Olaroz Project	8	(1,652)	(8,340)	(5,034)	(80,999)
Share of loss of Arena Minerals		-	(264)	(677)	(701)
Share of loss of Sal de la Puna Project	7	(187)	-	(374)	-
		(9,022)	(13,476)	(30,743)	(93,613)
OTHER ITEMS
Transaction costs		(1,241)	-	(4,880)	-
Gain/(loss) on financial instruments measured at fair value	6, 12	6,595	(19,820)	22,551	8,673
Gain on modification of the loans to Exar Capital		-	-	-	20,354
Finance costs	17	(5,761)	(5,219)	(16,748)	(15,499)
Foreign exchange gain		1,329	877	6,944	1,767
Finance and other income	18	14,921	7,815	41,500	16,420
		15,843	(16,347)	49,367	31,715

INCOME/(LOSS) FROM CONTINUING OPERATIONS		6,821	(29,823)	18,624	(61,898)

(LOSS)/INCOME FROM DISCONTINUED OPERATIONS	4	(200)	(11,175)	7,408	(41,788)

NET INCOME/(LOSS)		6,621	(40,998)	26,032	(103,686)

TOTAL COMPREHENSIVE INCOME/(LOSS)		6,621	(40,998)	26,032	(103,686)
BASIC AND DILUTED INCOME/(LOSS) PER SHARE FROM CONTINUING OPERATIONS
Income/(loss) per share - basic		0.04	(0.22)	0.12	(0.46)
Income/(loss) per share - diluted		0.04	(0.22)	0.12	(0.46)
BASIC AND DILUTED (LOSS)/INCOME PER SHARE FROM DISCONTINUED OPERATIONS
(Loss)/income per share - basic		(0.00)	(0.08)	0.05	(0.31)
(Loss)/income per share - diluted		(0.00)	(0.08)	0.05	(0.31)
BASIC AND DILUTED INCOME/(LOSS) PER SHARE TOTAL
Income/(loss) per share - basic		0.04	(0.30)	0.17	(0.78)
Income/(loss) per share - diluted		0.04	(0.30)	0.17	(0.78)

2

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance December 31, 2021	120,831	689,993	28,463	(3,487)	(178,654)	536,315
Shares issued on conversion of RSUs, DSUs and exercise of stock options	946	5,189	(3,269)	-	-	1,920
Shares issued pursuant to the acquisition of Millennial	13,199	333,812	-	-	-	333,812
Equity compensation	-	-	2,476	-	-	2,476
RSUs issued in lieu of accrued bonuses	-	-	1,374	-	-	1,374
DSUs issued in lieu of directors' fees	-	-	454	-	-	454
Net loss	-	-	-	-	(103,686)	(103,686)
Balance September 30, 2022	134,976	1,028,994	29,498	(3,487)	(282,340)	772,665

Balance, December 31, 2022	135,035	1,029,485	30,226	(3,487)	(272,222)	784,002
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	1,425	8,036	(7,879)	-	-	157
Shares issued pursuant to the GM investment (Note 11)	15,002	286,954	-	-	-	286,954
Shares issued pursuant to Arena Minerals acquisition (Note 7)	8,456	163,203	-	-	-	163,203
Share issuance costs (Note 11)	-	(15,217)	-	-	-	(15,217)
Equity compensation (Note 13)	-	-	5,914	-	-	5,914
DSUs issued in lieu of directors' fees	-	-	628	-	-	628
RSUs issued in lieu of accrued bonuses	-	-	3,109	-	-	3,109
Net income	-	-	-	-	26,032	26,032
Balance September 30, 2023	159,918	1,472,461	31,998	(3,487)	(246,190)	1,254,782

3

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

		Nine Months Ended September 30,
	Note	2023	2022
		$	$
OPERATING ACTIVITIES
Consolidated net income/(loss)		26,032	(103,686)

Items not affecting cash and other items:
Equity compensation	13	2,704	1,617
Depreciation		312	411
Foreign exchange gain		(6,944)	(1,767)
Share of loss of Cauchari-Olaroz Project	8	5,034	80,999
Share of loss of Arena Minerals	6	677	701
Share of loss of Sal de la Puna Project	7	374	-
Gain on modification of the loans to Exar Capital		-	(20,354)
Gain on financial instruments measured at fair value	6,12	(22,551)	(8,674)
Other items		(4,924)	1,337
Payment of interest on the convertible notes and debt facilities		(4,528)	(6,297)
Changes in non-cash working capital items:
Decrease/(increase) in receivables, prepaids and deposits		463	(738)
(Decrease)/increase in accounts payable and accrued liabilities		(5,705)	2,475
Increase in net prepayments made for lithium carbonate		(3,861)	-
Cash used in operating activities by continuing operations		(20,325)	(12,188)
Cash used in operating activities by discontinued operations	4	(23,627)	(38,742)
Net cash used in operating activities		(43,952)	(50,930)
INVESTING ACTIVITIES
Loans to Exar Capital	8	(64,680)	(56,154)
Contribution to Investment in Cauchari-Olaroz project	8	(1,541)	(1,570)
Proceeds from withdrawal of/(Investments in) short-term bank deposits		155,000	(205,000)
Net cash acquired as a result of Arena Minerals acquisition	7	4,510	-
Transaction costs related to Arena Minerals acquisition	7	(4,186)	-
Payment of Arena Minerals' acquisition date payables	7	(3,211)	-
Cash acquired as a result of Millennial acquisition		-	33,531
Transaction costs related to Millennial acquisition		-	(5,012)
Payment of Millennial's acquisition date payables		-	(17,167)
Release of escrow deposit for Millennial acquisition		-	20,000
Additions to exploration and evaluation assets	10	(2,713)	(1,190)
Additions to property, plant and equipment		(3,553)	(113)
Cash provided/(used) in investing activities by continuing operations		79,626	(232,675)
Cash used in investing activities by discontinued operations	4	(116,804)	(19,970)
Net cash used in investing activities		(37,178)	(252,645)
FINANCING ACTIVITIES
Proceeds from stock option exercises		157	1,920
Deferred transaction costs	4	(934)	-
Repayment of the subordinate loan facility		-	(24,708)
Other		646	(230)
Cash used in financing activities by continuing operations		(129)	(23,018)
Cash provided/(used) in financing activities by discontinued operations	4	302,755	(223)
Net cash provided/(used) in financing activities		302,626	(23,241)

Effect of foreign exchange on cash		6,944	1,767
Cash held for distribution	4	(275,499)	-

CHANGE IN CASH AND CASH EQUIVALENTS		(47,059)	(325,049)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		194,471	510,607
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		147,412	185,558

4

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1. NATURE OF OPERATIONS

Lithium Americas (Argentina) Corp. (“Lithium Argentina”, the “Company” or “LAAC”), formerly Lithium Americas Corp. (“Lithium Americas” or “LAC”), is a Canadian-based resource company focused on advancing the Cauchari-Olaroz project (“Cauchari-Olaroz”) to full production, a lithium brine project located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, in north-western Argentina. The Company also owns the Pastos Grandes lithium project (“Pastos Grandes”) through the acquisition of Millennial Lithium Corp. (“Millennial”) on January 25, 2022, and a 65% ownership interest in the Sal de la Puna project (“Sal de la Puna”), owned by the Company’s wholly-owned subsidiary Arena Minerals Inc. (“Arena Minerals”) acquired on April 20, 2023 (Note 7). Pastos Grandes and Sal de la Puna are lithium brine projects located in Salta province, in north-western Argentina.

The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial government of Jujuy. Cauchari-Olaroz is in the commissioning stage and achieved first lithium production as part of commissioning in June 2023.

On July 31, 2023, at the annual, general and special meeting of the Company, the Company’s shareholders approved the separation of the Company into Lithium Americas (Argentina) Corp. and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation was completed on October 3, 2023, pursuant to a final order dated August 4, 2023, from the Supreme Court of British Columbia approving the plan of arrangement. As a result of the transaction, on October 3, 2023 the Company transferred its North American business, including, among other assets, its Thacker Pass Project (“Thacker Pass”) and $275,499 of cash to Lithium Americas (NewCo), and the Company changed its name to Lithium Americas (Argentina) Corp. (Note 4).

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “LAAC”. The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting and development, and to attain future profitable operations.

2. BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements of the Company (“Interim Financials”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The Interim Financials should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022 (the “2022 Annual Financials”), which have been prepared in accordance with IFRS.

5

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

2. BASIS OF PREPARATION AND PRESENTATION (continued)

The Interim Financials are expressed in US dollars, the Company’s presentation currency. The same accounting policies and methods of computation have been used in the Interim Financials and 2022 Annual Financials.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimation Uncertainty and Accounting policy judgments

The preparation of these Interim Financials in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The nature and number of significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the 2022 Annual Financials, except as described below.

Accounting for Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement whereby the parties having joint control of the arrangement have rights to the assets and are the only source of funding for the liabilities relating to the arrangement. The Company recognizes its share of any assets, liabilities, revenues and expenses of a joint operation. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method.

The Company’s 65% ownership interest in the Sal de la Puna project is considered to be a joint venture and accounted for using the equity method of accounting (Note 7).

Accounting for the Agreements with General Motors

The Company’s accounting for the agreements with General Motors Holdings LLC (“General Motors” or “GM”), which is a part of the assets and liabilities held for distribution (Note 4), involved judgment, specifically in the Company’s assumption at the inception that shareholders would approve an increase to GM’s shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM’s agreement; that in the Company’s determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM.

6

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of the Company’s share price.

Commencement of Development of Thacker Pass

The assets and liabilities related to the Thacker Pass Project are a part of the assets and liabilities held for distribution (Note 4). The Company determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study (the “Thacker Pass Feasibility Study”) on January 31, 2023, along with the receipt of the favorable ruling from the US District Court, District of Nevada (“Federal Court”) for the issuance of the Record of Decision (“ROD”), and the receipt of notice to proceed from the Bureau of Land Management (“BLM”) on February 7, 2023. The Company entered into the engineering, procurement and construction management (“EPCM”) agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure commenced. Accordingly, the Company transferred the capitalized costs of Thacker Pass from exploration and evaluation assets to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, management completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on the financial statements of the Company.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies.

7

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments were effective January 1, 2023. Prospective application is required on adoption. These amendments did not impact the Interim Financials.

Amendments to IAS 12 - International Tax Reform Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, International Tax Reform - Pillar Two Model Rules to clarify the application of IAS 12 Income Taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes).

The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules and disclosure requirements for the entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception, the use of which is required to be disclosed, applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023. These amendments did not impact the Interim Financials.

4. REORGANIZATION

On July 31, 2023, at the annual, general and special meeting of the Company, the Company’s shareholders approved a separation into Lithium Americas (Argentina) Corp. and Lithium Americas (NewCo), pursuant to a statutory plan of arrangement. On August 4, 2023, the Company obtained a final order from the Supreme Court of British Columbia approving the plan of arrangement and the Separation became effective on October 3, 2023. Upon completion of the Separation on October 3, 2023, the Company transferred its North American business, including, among other assets, its Thacker Pass Project and $275,499 of cash to Lithium Americas (NewCo), and the Company changed its name to Lithium Americas (Argentina) Corp. Pursuant to the plan of arrangement, each shareholder received one common share of Lithium Argentina and one common share of Lithium Americas (NewCo) in exchange for each common share of the Company previously held. The Company has no further interest in Lithium Americas (NewCo) subsequent to the Separation. As part of the approval of the Separation, the Company’s shareholders also approved amendments to the equity incentive plan to allow holders of restricted share units, performance share units and deferred share units to receive on Separation one similar instrument in each of Lithium Argentina (subject to adjustment) and Lithium Americas (NewCo).

Upon approval of the Separation by the Company’s shareholders in July 2023, the Company applied IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations. In accordance with IFRS 5, the assets and liabilities of Lithium Americas (NewCo) have been reclassified as a disposal group and presented as assets and liabilities held for distribution in the consolidated statement of financial position and the operations have been classified as discontinued operations for the three and nine months ended September 30, 2023, and the associated comparative prior periods in the consolidated statement of comprehensive income.

8

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4. REORGANIZATION (continued)

As the fair value less cost to sell exceeded the carrying value of the disposal group, the assets and liabilities were reclassified at their carrying value. As at September 30, 2023, the Company has deferred $2,383 in transaction costs in connection with the equity transactions associated with the Separation. Deferred transaction costs will be included in equity as a cost of the asset distribution upon separation. Additional financial advisory fees of $13,205 became payable upon completion of the Separation.

As at September 30, 2023, the carrying value of Lithium Americas (NewCo) comprised the following assets and liabilities:

$
Assets
Cash and cash equivalents	275,499
Receivables, prepaids and deposits	16,877
Property, plant and equipment	131,182
Exploration and evaluation assets	770
Investment in Green Technology Metals	3,590
Investment in Ascend Elements	8,582
Assets held for distribution	436,500

Liabilities
Accounts payable and accrued liabilities	(17,157)
Current portion of long-term liabilities	(808)
GM transaction derivative liability	(370)
Decommissioning provision	(601)
Other liabilities	(4,617)
Liabilities held for distribution	(23,553)

Net assets held for distribution	412,947

The results and cash flows for the three and nine month periods ended September 30, 2023 of discontinued operations are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
EXPENSES
Exploration and evaluation expenditures	(115)	(9,285)	(5,779)	(30,566)
General and administrative	(2,551)	(2,187)	(7,869)	(6,040)
Equity compensation	(522)	(314)	(2,078)	(1,374)
	(3,188)	(11,786)	(15,726)	(37,980)
OTHER ITEMS
Transaction costs	(2,529)	-	(9,359)	-
Gain/(loss) on financial instruments measured at fair value	5,587	730	32,545	(3,507)
Finance costs	(9)	(115)	(43)	(335)
Other costs/(income)	(61)	(4)	(9)	34
	2,988	611	23,134	(3,808)

(LOSS)/ INCOME FROM DISCONTINUED OPERATIONS	(200)	(11,175)	7,408	(41,788)

9

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4. REORGANIZATION (continued)

	Nine Months Ended September 30,
	2023	2022
	$	$
Cash used in operating activities by discontinued operations	(23,627)	(38,742)
Cash used in investing activities by discontinued operations	(116,804)	(19,970)
Cash provided/(used) in financing activities by discontinued operations	302,755	(223)

In connection with the second tranche of the $650,000 investment by GM (Note 11), the Company’s shareholders passed two resolutions at the July 31, 2023 annual general and special meeting approving: (a) the ownership by GM and its affiliates of more than 20% of the issued and outstanding shares of the Company (or following the Separation, Lithium Americas (NewCo)); and (b) $27.74 per share (as adjusted for the Separation) as the maximum subscription price at which the second tranche of GM’s investment would be made. GM’s offtake agreement with the Company was assigned to Lithium Americas (NewCo). The second tranche alternative exercise warrants previously issued to GM by the Company and the second tranche subscription agreement between GM and the Company ceased to be effective in accordance with the terms of those agreements.

Pursuant to the indenture governing the terms of the Convertible Notes (the “Indenture”) (Note 12), the holders of Convertible Notes, at their election, were permitted to surrender Convertible Notes for conversion (i) into common shares of the Company during the approximate 30-trading day period prior to the closing of the Separation and (ii) into Lithium Argentina common shares during the period from and after the closing of the Separation until approximately the 35th trading day after the closing of the Separation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 common shares per $1,000 principal amount of Convertible Notes (approximately $47.10 per common share). Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023 to 52.6019 common shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of Lithium Argentina common shares and Lithium Americas (NewCo) common shares over the preceding 10-trading day period.

5. CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

Cash and cash equivalents

	September 30, 2023	December 31, 2022
	$	$
Cash	147,412	38,141
Cash equivalents	-	156,330
Cash and cash equivalents	147,412	194,471

10

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5. CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS (continued)

As at September 30, 2023, $2,700 of cash was held in Canadian dollars (December 31, 2022 – $2,010), $144,444 in US dollars (December 31, 2022 – $192,116) and $268 were held in Argentine Pesos (December 31, 2022 – $345).

As at September 30, 2023, $275,499 of cash balance was reclassified and presented as assets held for distribution (Note 4).

Short-term bank deposits

	September 30, 2023	December 31, 2022
	$	$
Short-term bank deposits	-	157,631

6. ASSOCIATES AND OTHER INVESTMENTS

The following table summarizes the Company’s associates and other investments:

	September 30, 2023	December 31, 2022
	$	$
Investment in Arena Minerals	-	17,276
Warrants to purchase shares in Arena Minerals	-	1,616
Investment in Green Technology Metals	3,590	7,451
Investment in Ascend Elements	8,582	5,000
	12,172	31,343
Reclassification to assets held for distribution (Note 4)	(12,172)	-
Associates and other investment	-	31,343

INVESTMENT IN ASSOCIATES

Investment in Arena Minerals

On April 20, 2023, the Company completed the acquisition of Arena Minerals through the purchase of all the issued and outstanding shares of Arena Minerals not already owned by the Company. As a result, the shares of Arena Minerals held by the Company at the time of the acquisition were no longer accounted for as an investment, but rather as part of the consideration paid and accounted for as an asset acquisition (Note 7).

OTHER INVESTMENTS

As at September 30, 2023, investments in Green Technology Metals Limited (“Green Technology Metals”) and Ascend Elements, Inc. (“Ascend Elements”) were reclassified and presented as assets held for distribution (Note 4).

7. ARENA MINERALS ACQUISITION

On April 20, 2023, the Company completed the acquisition of Arena Minerals through the purchase of all the issued and outstanding shares of Arena Minerals not already owned by the Company, payable in a combination of the Company’s common shares and cash of $0.0001 per Arena Mineral share, for a total consideration of $185,805.

11

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7. ARENA MINERALS ACQUISITION (continued)

The consideration included the carrying value of the investment in Arena Minerals that the Company held at the time of the acquisition and $4,186 in transaction costs that were incurred by the Company. The transaction was accounted for as an asset acquisition.

Arena Minerals owns 65% of Sal de la Puna through a joint venture interest in Sal de la Puna Holdings Ltd., the 100% owner of Argentine entity, Puna Argentina S.A.U. (“PASA”), the owner of the claims forming part of Sal del la Puna. The remaining 35% of PASA is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. Therefore, after the acquisition of Arena Minerals, the Company holds a 65% ownership interest in Sal de la Puna covering approximately 13,200 hectares of the Pastos Grandes Basin. The Company and its joint venture partner are considering the development of Sal de la Puna in conjunction with Pastos Grandes in order to benefit from scale and cost synergies. Arena Minerals also owns 100% of the Salar de Antofalla Project (“Antofalla Project”) through its wholly owned subsidiary Antofalla Minerals S.A. (“AMSA”).

Consideration for the purchase is as follows:

$
Cash	28
Pre-existing investment in Arena Minerals shares and warrants	18,388
Lithium Americas common shares	163,203
Transaction costs	4,186
Consideration given	185,805

The allocation of the purchase price to the assets acquired and liabilities assumed is based upon estimated fair values at the date of acquisition as set out below:

$
Cash and cash equivalents	4,538
Receivables, prepaids and deposits	902
Property, plant and equipment	55
Exploration and evaluation assets	1,385
Investment in Sal de la Puna Project	182,136
Accounts payable and accrued liabilities	(3,211)
Net assets acquired	185,805

Investment in Sal de la Puna Project

The Company’s 65% ownership interest in the Sal de la Puna project is considered to be a joint arrangement and accounted for using the equity method of accounting. Changes in the investment balance are summarized below:

$
Investment in Sal de la Puna Project, as at December 31, 2022	-
Acquisition of interest in Sal de la Puna Project	182,136
Share of loss of Sal de la Puna Project	(374)
Investment in Sal de la Puna Project, as at September 30, 2023	181,762

12

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8. INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at September 30, 2023, the Company, Ganfeng and JEMSE are 44.8%, 46.7% and 8.5% shareholders, respectively, of Minera Exar, the company that holds all rights, title and interest in and to Cauchari-Olaroz, which is located in the Jujuy province of Argentina. The Company and Ganfeng are parties to a shareholders’ agreement concerning management of the project and are entitled to the project’s production offtake on a 49%/51% basis. Construction costs are also shared on the same 49%/51% pro rata basis between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, which provides the Company with significant influence over Minera Exar and strong minority shareholder protective rights.

In addition, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital, a company that provides financing to Minera Exar for the purpose of advancing construction of Cauchari-Olaroz (the investment in Minera Exar and investment in Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are accounted for using the equity method of accounting.

Loans to Minera Exar and Exar Capital

The Company has entered into loan agreements with Minera Exar and Exar Capital to fund the construction of Cauchari-Olaroz. Changes in the loans’ balances are summarized below.

$
Loans to Exar Capital, as at December 31, 2021	70,856
Remeasurement due to extinguishment of the loans to Exar Capital	54,991
Loans to Exar Capital	79,674
Accrued interest	17,601
Loans to Exar Capital, as at December 31, 2022	223,122
Loans to Exar Capital	64,680
Accrued interest	23,811
Loans to Exar Capital, as at September 30, 2023	311,613

Starting from January 1, 2022, as agreed between the Company and Ganfeng, all loans by both the Company and Ganfeng to Exar Capital were amended to introduce interest.

Loans advanced after January 1, 2022 carry an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 10.305%. SOFR is a benchmark interest rate for dollar-denominated loans and derivatives established as an alternative benchmark rate to the London Inter-Bank Offered Rate (“LIBOR”), which was phased out in June 2023.

In Q2 2022, certain of the loans provided by Exar Capital to Minera Exar were amended to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina. This change in the loans’ terms resulted in an extinguishment of these loans and the recognition of a related loss. Subsequent to the amendment, the revised repayment feature gives rise to the existence of an embedded derivative in the loans payable by Minera Exar which is required to be measured at fair value at each reporting date.

During nine months ended September 30, 2023, loans were provided by the Company to Exar Capital in the amount of $64,680, and by Ganfeng in the amount of $67,320. Such loans funded the Company’s and Ganfeng’s respective 49% and 51% share of Cauchari-Olaroz construction costs. The maturity of the loans is 7 years from the date of drawdown.

13

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

During the nine months ended September 30, 2023, Minera Exar obtained debt financing in the form of loans totaling $214,000 from third parties to fund construction. The accumulated amount of such loans obtained from third parties as of September 30, 2023, is $294,000 and they include loans totaling $50,000, $131,233, and $8,500 that are secured with a bank letter of credit arranged by Ganfeng, Exar Capital and Minera Exar respectively. The Company has in turn provided a guarantee to Ganfeng in the amount of $19,600 for the loans. The remaining third-party loans are unsecured.

Offtake Agreement with Ganfeng and Bangchak

The Company and Ganfeng are entitled to a share of offtake from production at Caucharí-Olaroz. The Company will be entitled to 49% of the offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

Prepayment of purchases and sales of lithium carbonate

In Q2 2023, the Company entered into an agreement to receive prepayments from Ganfeng with respect to the Company’s future sale of 80% of its 49% share of the future lithium carbonate production from Minera Exar. The agreement provides the Company the right to settle its obligation to Ganfeng through assigning its rights to receive a corresponding value of lithium carbonate from Minera Exar. Concurrently, the Company entered into an agreement to make prepayments to Minera Exar with respect to the Company’s 49% share of the future lithium carbonate production from Minera Exar.

The prepayment is non-interest bearing (except in the case of default) and is to be settled as a credit against the purchase of lithium carbonate within 365 days of the prepayment invoice.

The Company received $15,445 prepayments from Ganfeng and made $19,306 prepayments to Minera Exar for the nine months ended September 30, 2023 which were recognized in the statement of financial position as customer advances and, prepayment to Minera Exar for lithium carbonate purchases respectively.

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

14

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

$
Investment in Cauchari-Olaroz Project, as at December 31, 2021	156,281
Remeasurement due to extinguishment of the loans to Exar Capital	(34,637)
Contribution to Investment in Cauchari-Olaroz Project	3,138
Share of loss of Cauchari-Olaroz Project	(57,016)
Elimination of unrealized gain on intercompany transactions	(26,259)
Investment in Cauchari-Olaroz Project, as at December 31, 2022	41,507
Contribution to Investment in Cauchari-Olaroz Project	1,541
Share of loss of Cauchari-Olaroz Project	(5,034)
Investment in Cauchari-Olaroz Project, as at September 30, 2023	38,014

As of January 1, 2023, the Company’s investment in Minera Exar was $902 and contributions to the investment in Minera Exar during the nine months ended September 30, 2023 were $1,541. Since the Company’s share of Minera Exar loss for the nine months ended September 30, 2023, exceeded the carrying value of the investment in Minera Exar, the Company recognized its share of loss equal to the carrying value of the investment in Minera Exar of $2,443. The recognized and unrecognized share of Minera Exar losses were $2,443 and $53,751 respectively for the nine months ended September 30, 2023. The Company’s share of Exar Capital loss was $2,591 for the nine months ended September 30, 2023.

Minera Exar’s Commitments and Contingencies

As at September 30, 2023, Minera Exar had the following commitments (on a 100% basis):

•
Annual royalty of $200 due in May of every year and expiring in 2041.

•
Aboriginal programs agreements with seven communities located in the Cauchari-Olaroz project area having terms ranging from five to thirty years. The annual fees due are $220 in 2023 and $503 between 2024 and 2061, assuming that such agreements are extended for the life of the project. The annual fees are subject to change. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations for the project.

•
Commitments related to construction contracts of $1,457.

15

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9. PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Cost
As at December 31, 2021	-	-	1,316	5,016	6,332
Additions	-	1,571	2,640	-	4,211
Disposals	-	103	1,035	1,051	2,189
As at December 31, 2022	-	1,674	4,991	6,067	12,732
Transfers from E&E (Note 10)	9,514	-	-	-	9,514
Acquisition of Arena Minerals (Note 7)	-	-	-	55	55
Additions	118,454	1,703	162	2,128	122,447
Disposals	-	-	-	(166)	(166)
Reclassification to assets held for distribution (Note 4)	(127,968)	-	(2,416)	(4,348)	(134,732)
As at September 30, 2023	-	3,377	2,737	3,736	9,850

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Accumulated depreciation
As at December 31, 2021	-	-	814	1,150	1,964
Depreciation for the period	-	106	513	1,123	1,742
As at December 31, 2022	-	106	1,327	2,273	3,706
Depreciation for the period	-	70	452	1,224	1,746
Disposals	-	-	-	(79)	(79)
Reclassification to assets held for distribution (Note 4)	-	-	(1,653)	(1,897)	(3,550)
As at September 30, 2023	-	176	126	1,521	1,823

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Net book value
As at December 31, 2022	-	1,568	3,664	3,794	9,026
As at September 30, 2023	-	3,201	2,611	2,215	8,027

1 The “Other” category includes right of use assets with a cost of $2,161 and $1,141 of accumulated depreciation as at September 30, 2023.

16

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10. EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets were as follows:

	Thacker Pass	Millennial Projects	Antofalla Project	Other Claims	Total
	$	$	$	$	$
Total exploration and evaluation assets
As at December 31, 2022	9,514	339,131	-	-	348,645
Transfers to PP&E (Note 9)	(9,514)	-	-	-	(9,514)
Acquisition of Arena Minerals (Note 7)	-	-	1,385	-	1,385
Additions	-	2,713	-	770	3,483
Reclassification to assets held for distribution (Note 4)		-	-	(770)	(770)
As at September 30, 2023	-	341,844	1,385	-	343,229

The Company has certain commitments for royalty and other payments to be made for Pastos Grandes as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the project.

Pastos Grandes:

•
1.5% royalty on the gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and

•
royalties to a maximum of 3% over net-back income, payable to the Salta Province.

11. AGREEMENTS WITH GENERAL MOTORS

On January 30, 2023, the Company entered into an agreement with GM, pursuant to which GM has agreed to make a $650,000 equity investment in two tranches (the “Transaction”). The Company has agreed to use the proceeds from the Transaction for the development of Thacker Pass. On February 16, 2023, the first tranche of $320,148 closed, resulting in GM’s purchase of 15,002 common shares of Lithium Americas. In connection with the first tranche of GM’s investment, the Company and GM also entered into (a) a warrant agreement and a subscription agreement (“GM Tranche 2 Agreements”), each in relation to a second tranche investment of up to $330,000; (b) an offtake agreement to supply GM with lithium carbonate production from Thacker Pass (the “Offtake Agreement”); and (c) an investor rights agreement.

GM Tranche 2 Agreements

Pursuant to the GM Tranche 2 Agreements, immediately following the completion of the Separation, the GM Tranche 2 Agreements were terminated in accordance with their terms and replaced by a subscription agreement between Lithium Americas (NewCo) and GM whereby the second tranche placement will be completed with Lithium Americas (NewCo). In connection with the termination, GM subscribed for 0.002 common shares of the Company in accordance with the terms of the GM Tranche 2 Agreements.

Under the second tranche subscription agreement which would have expired in August 2024, GM would have been entitled to purchase common shares of the Company subject to the satisfaction of certain conditions precedent, including the condition that the Company secures sufficient funding to complete the development of Phase 1 for Thacker Pass (“the Funding Condition").

17

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11. AGREEMENTS WITH GENERAL MOTORS (continued)

The second tranche subscription agreement called for an aggregate purchase price up to $330,000, with the number of shares determined using a conversion price equal to the lower of (a) 5-day volume weighted average share price (which becomes fixed upon notice the Funding Condition has been met) and (b) $27.74 per share, that was subject to approval by the Company’s shareholders.

On July 31, 2023, at the Company’s annual, general and special meeting the Company’s shareholders passed two resolutions approving: (a) the ownership by GM and its affiliates of more than 20% of the issued and outstanding shares of the Company (or following the Separation, Lithium Americas (NewCo)); and (b) $27.74 per share (as adjusted for the Separation) as the maximum subscription price at which the second tranche of GM’s investment would be made. In conjunction with the Separation, the second tranche alternative exercise warrants previously issued to GM by the Company and the second tranche subscription agreement between GM and the Company ceased to be effective in accordance with the terms of those agreements.

The GM Tranche 2 Agreements are treated as a single combined derivative since such agreements may result in the issuance of a variable number of shares for the fixed subscription price which was initially measured at fair value and subsequently carried at fair value through profit and loss. GM derivative liability was reclassified and presented as a liability held for distribution in the statement of financial position as of September 30, 2023.

Upon receipt of the first tranche investment, the Company recorded the GM Tranche 2 Agreements derivative at a fair value of $33,194, and the balance of the investment of $286,954 to common shares.

Financial advisory fees and other transaction costs of approximately $16,977 were paid in connection with the closing of the first tranche. The $1,760 portion of the transaction costs related to the GM Tranche 2 Agreements derivative were expensed. Transactions costs of $15,217 attributable to the common shares issued were recorded as a share issuance cost in equity. Additional financial advisory fees of $6,227 will become payable upon completion of the closing of the second tranche of GM’s investment.

Changes in the value of the GM Tranche 2 Agreements are summarized below:

$
GM derivative liability
On initial recognition as of January 30, 2023	(33,194)
Gain on change in fair value from inception till September 30, 2023	32,824
(370)
Reclassification to liabilities held for distribution (Note 4)	370
As of September 30, 2023	-

The fair value of the derivative as of January 30, 2023, was determined using Monte Carlo simulation, with the following inputs: volatility of 58.34%, share price of $21.99, a risk-free rate of 4.77%, and an expected dividend of 0%. The fair value of the derivative as of September 30, 2023, was estimated with the following inputs: volatility of 49.13%, share price of $17.01, a risk-free rate of 5.68%, and an expected dividend of 0%.

A gain on change in the fair value of the derivative for the period from issuance to September 30, 2023, of $32,824 was presented in discontinued operations in the statement of comprehensive income.

18

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11. AGREEMENTS WITH GENERAL MOTORS (continued)

Valuation of the derivative is sensitive to changes in LAC’s share price and the assumed volatility of LAC’s share price. The gain was driven by changes in the underlying valuation assumptions, including the decrease as at September 30, 2023 compared to January 30, 2023, of LAC’s market share price from $21.99 to $17.01, a decrease in volatility assumption from 58.34% to 49.13%, and an increase in risk-free rate from 4.77% to 5.68%. A reduction/increase of LAC’s share price by 10% would result in a corresponding reduction/increase of the derivative value by 88% and 129% respectively.

A reduction/increase of the volatility assumption by 10% would result in a corresponding reduction/increase of the derivative value by 91% and 104% respectively.

Offtake Agreement

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM’s option and other limited extensions. Lithium Americas has also granted GM a right of first refusal on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the second tranche of GM’s investment and may be reduced proportionately in certain circumstances if GM’s remaining investment is less than $330,000. GM’s offtake agreement with the Company was assigned to Lithium Americas (NewCo) immediately following the completion of the Separation (Note 4).

12. CONVERTIBLE NOTES

On December 6, 2021, the Company closed an offering (the “Offering”) of $225,000 aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes” or “Notes”). The Company used a portion of the net proceeds from the Offering to repay in full its $205,000 senior secured credit facility. On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.

The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss. These derivatives are accounted for together as a single derivative when separated from the debt host.

19

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12. CONVERTIBLE NOTES (continued)

	Debt host	Convertible note derivative	Total
	$	$	$
Convertible notes
As at December 31, 2021	153,156	83,000	236,156
Gain on change in fair value of convertible notes derivative	-	(47,655)	(47,655)
Accrued Interest	20,496	-	20,496
Interest payment	(2,755)	-	(2,755)
Reclassification of short-term accrued interest to short-term liability	(1,770)	-	(1,770)
As at December 31, 2022	169,127	35,345	204,472
Gain on change in fair value of convertible notes derivative	-	(22,379)	(22,379)
Accrued Interest	16,691	-	16,691
Interest payment	(2,452)	-	(2,452)
Reclassification of short-term accrued interest to short-term liability	(943)	-	(943)
As at September 30, 2023	182,423	12,966	195,389

The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 55.45%, a risk-free rate of 4.87%, an expected dividend of 0%, and a credit spread of 7.96%. A gain on change in fair value for the nine months ended September 30, 2023, of $22,379 was recognized in the statement of comprehensive income.

The Company paid interest of $2,452 during the nine months ended September 30, 2023 due under its Convertible Notes for the current year. Accrued interest for the nine months ended September 30, 2023 of $16,691 was recognized as finance costs in the statement of comprehensive income.

Valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and to a lesser extent to changes in the risk-free interest rate and the assumed volatility of the Company’s share price. The gain on change in fair value of the derivative for the nine months ended September 30, 2023 was driven by changes in the underlying valuation assumptions, including decrease as at September 30, 2023 compared to December 31, 2022, in the volatility assumption from 64.75% to 55.45%, in LAC’s market share price from $18.95 to $17.01 and an increase in the risk-free interest rate from 4.13% to 4.87%.

A reduction/increase of the Company’s share price by 10% would result in a corresponding reduction/increase of the embedded derivative value by 17% and 12% respectively. A reduction of the volatility assumption by 10% would result in a corresponding reduction of the derivative value by 24%.

The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15th and July 15th of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions which are disclosed in the 2022 Annual Financials. Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events (Note 4).

20

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13. SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital

On April 20, 2023, the Company closed the acquisition of 100% of Arena Minerals and issued 8,456 shares to Arena Minerals shareholders (Note 7).

On February 16, 2023, the Company issued 15,002 common shares as part of the closing of the first tranche of GM’s investment (Note 11).

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board. The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”); however, generally the Company has granted RSUs, PSUs and DSUs over stock options under its equity compensation program since 2018. The Plan is a “fixed plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 14,401 shares.

On July 31, 2023, at the annual, general and special meeting of the Company, as part of the approval of the Separation, the Company’s shareholders approved the amendments to equity incentive plan to allow holders of the Company’s restricted share units, performance share units and deferred share units to receive on Separation one similar instrument in each of Lithium Argentina (subject to adjustment) and Lithium Americas (NewCo) (refer Note 4 and Note 21).

Restricted Share Units

During the nine months ended September 30, 2023, the Company granted 363 (2022 – 135) RSUs to its employees and consultants. The total estimated fair value of the RSUs was $8,799 (2022 – $3,343) based on the market value of the Company’s shares on the grant date. As at September 30, 2023, there was $4,285 (2022 – $2,036) of total unamortized compensation cost relating to unvested RSUs. During the nine months ended September 30, 2023, total equity compensation expense related to RSUs was $3,061 of which $2,110 (2022 – $1,066) was charged to operating expenses and $951 (2022 – $Nil) was capitalized to the Thacker Pass project costs.

21

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13. SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2021	2,355
Converted into shares	(114)
Granted	140
Forfeited	(14)
Balance, RSUs outstanding as at December 31, 2022	2,367
Converted into shares	(547)
Forfeited	(12)
Granted	363
Balance, RSUs outstanding as at September 30, 2023	2,171

Deferred Share Units

During the nine months ended September 30, 2023, the Company granted 32 DSUs (2022 – 16) as compensation to independent directors with a total estimated fair value of $628 (2022 – $454).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2021	242
Granted	23
Converted into common shares	(13)
Balance, DSUs outstanding as at December 31, 2022	252
Granted	32
Converted into common shares	(59)
Balance, DSUs outstanding as at September 30, 2023	225

Stock Options

No stock options were granted by the Company during the nine months ended September 30, 2023 and 2022. A summary of changes to outstanding stock options is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2021	1,682	7.06
Exercised	(992)	(6.73)
Balance, stock options outstanding as at December 31, 2022	690	7.54
Exercised	(690)	(7.54)
Balance, stock options outstanding as at September 30, 2023	-	-

The weighted average share price at the time of exercise of stock options during the nine months ended September 30, 2023 was CDN$32.26 (2022 – CDN$39.89).

22

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13. SHARE CAPITAL AND EQUITY COMPENSATION (continued)

During the nine months ended September 30, 2023, 670 (2022 – 618) stock options were exercised under the cashless exercise provision of the Plan, resulting in the issuance of 525 (2022 – 504) shares of the Company.

Performance Share Units

204 PSUs were granted by the Company during the nine months ended September 30, 2023 (2022 – 73). As at September 30, 2023, there was $7,050 (2022 – $3,332) of total unamortized compensation cost relating to unvested PSUs.

The fair value of the PSUs is estimated on the date of grant using a valuation model based on a Monte Carlo simulation with the following assumptions used for the grants made during the period:

	February 8,	January 28,
	2023	2022
Number of PSUs granted	204	73
Risk-free interest rate	4.15%	1.39%
Dividend rate	0%	0%
Annualized volatility	88.5%	82.8%
Peer Group average volatility	57.57%	55.73%
Estimated forfeiture rate	10.0%	10.0%
Fair value per PSU granted	$38.84	$41.99

During the nine months ended September 30, 2023, equity compensation expense related to PSUs was $2,854 of which $2,670 (2022 – $1,410) was charged to operating expenses and $184 (2022 – $Nil) was capitalized to the Thacker Pass project costs. A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2021	744
Granted	73
Forfeited	(51)
Balance, PSUs outstanding as at December 31, 2022	766
Granted	204
Converted	(215)
Forfeited	(6)
Balance, PSUs outstanding as at September 30, 2023	749

14. RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project.

23

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14. RELATED PARTY TRANSACTIONS (continued)

•
Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $2,607 for the nine months ended September 30, 2023.

•
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, for total consideration of $68,000 (excluding VAT).

During the nine months ended September 30, 2023, director’s fees paid by Minera Exar to its President, who is also a director of the Company, totaled $56 (2022 - $56).

The amounts due by Minera Exar to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

In March 2023, an agreement was entered into with the Company’s VP, Corporate Development to provide corporate development services effective as of August 1, 2023, and has an aggregate value over three years of $3,200.

Upon the retirement of the Company’s former Chief Financial Officer in April 2023, an agreement was entered into on April 20, 2023, providing for a payment of $315 for delaying his retirement, a payment under the terms of his contract of approximately $24 and a grant of restricted share units with a value of approximately $664 to be made by the Company. The parties further agreed to enter into a Consulting Agreement, which was entered into effective April 24, 2023, for the provision of advisory services for a one-year term, unless extended by mutual agreement of the parties. The aggregate value of the consulting agreement over its term is $180.

Compensation of Key Management

Key management are the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Equity compensation	884	497	3,603	1,427
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	806	656	2,826	2,098
Salaries, bonuses and benefits included in exploration expenditures	44	80	180	254
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	165	141	494	423
Salaries and benefits capitalized to Thacker Pass project	80	-	234	-
	1,979	1,374	7,337	4,202

	September 30, 2023	December 31, 2022
	$	$
Total due to directors and executive team	158	3,363

24

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15. GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries, benefits and directors' fees	2,271	1,061	5,622	2,921
Office and administration	1,261	627	3,019	1,683
Professional fees	393	1,117	1,498	2,392
Regulatory and filing fees	61	52	218	129
Travel	254	92	651	214
Investor relations	174	152	636	501
Depreciation	100	46	312	134
	4,514	3,147	11,956	7,974

16. EXPLORATION AND EVALUATION EXPENDITURES

The following table summarizes the Company’s exploration and evaluation expenditures:

	Three Months Ended September 30,
	2023				2022
	Millennial Projects	Antofalla Project	Other	Total	Millennial Projects	Total
	$	$	$	$	$	$
Engineering	53	-	-	53	-	-
Consulting and salaries	109	349	143	601	279	279
Field supplies and other	372	-	-	372	791	791
Depreciation	131	-	-	131	50	50
Drilling and geological expenses	681	-	-	681	-	-
Total exploration expenditures	1,346	349	143	1,838	1,120	1,120

	Nine Months Ended September 30,
	2023				2022
	Millennial Projects	Antofalla Project	Other	Total	Millennial Projects	Total
	$	$	$	$	$	$
Engineering	53	-	-	53	-	-
Consulting and salaries	2,475	581	488	3,544	701	701
Field supplies and other	3,840	93	-	3,933	1,987	1,987
Depreciation	198	-	-	198	150	150
Drilling and geological expenses	2,270	-	-	2,270	-	-
Total exploration expenditures	8,836	674	488	9,998	2,838	2,838

25

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

17. FINANCE COSTS

The following table summarizes the Company’s finance costs:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Interest on convertible notes	5,758	5,210	16,691	15,131
Interest on credit facilities	-	-	-	335
Other	3	9	57	33
	5,761	5,219	16,748	15,499

18. FINANCE AND OTHER INCOME

The following table summarizes the Company’s finance and other income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Interest on loans to Exar Capital	8,909	4,726	23,812	12,020
Interest on cash and cash equivalents and deposits	5,815	2,939	17,224	3,984
Other	197	150	464	416
	14,921	7,815	41,500	16,420

19. SEGMENTED INFORMATION

The Company operates in two operating segments in two geographical areas. As of September 30, 2023, Cauchari-Olaroz is in the commissioning stage while the projects under the Pastos Grandes Basin segment are in the exploration and evaluation stage. As of September 30, 2023, North American segment is classified as a discontinued operation (Note 4).

26

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19. SEGMENTED INFORMATION

The Company’s reportable segments and corporate assets are summarized in the following tables:

	Thacker Pass $	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at September 30, 2023
Property, plant and equipment	-	-	6,973	1,054	8,027
Exploration and evaluation assets	-	-	343,215	14	343,229
Assets held for distribution	173,293	-	-	263,207	436,500
Liabilities held for distribution	23,553	-	-	-	23,553
Total assets of continuing operations	-	376,180	536,210	151,032	1,063,422
Total liabilities of continuing operations	-	-	(3,892)	(217,695)	(221,587)
For the nine months ended September 30, 2023
Property, plant and equipment additions	-	-	2,923	685	3,608
(Loss)/income from discontinued operations	(6,929)	-	-	14,337	7,408
(Loss)/income from continuing operations	-	(5,034)	(5,630)	29,288	18,624
Exploration expenditures	-	-	(9,511)	(487)	(9,998)
For the three months ended September 30, 2023
Property, plant and equipment additions	-	-	56	24	80
(Loss)/income from discontinued operations	(431)	-	-	231	(200)
(Loss)/income from continuing operations	-	(1,652)	(1,425)	9,898	6,821
Exploration expenditures	-	-	(1,695)	(143)	(1,838)

	Thacker Pass $	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at September 30, 2022
Property, plant and equipment	3,755	-	4,115	892	8,762
Exploration and evaluation assets	9,629	-	339,116	-	348,745
Total assets	16,715	242,902	354,281	410,023	1,023,921
Total liabilities	(10,665)	-	(1,227)	(239,364)	(251,256)
For the nine months ended September 30, 2022
Property, plant and equipment additions	-	-	55	77	132
Loss from discontinued operations	(31,761)	-	-	(10,027)	(41,788)
Loss from continuing operations	-	(48,190)	(2,338)	(11,370)	(61,898)
Exploration expenditures	-	-	(2,838)	-	(2,838)
For the three months ended September 30, 2022
Property, plant and equipment additions	-	-	55	22	77
Loss from discontinued operations	(9,680)	-	-	(1,495)	(11,175)
Loss from continuing operations	-	(3,467)	(779)	(25,577)	(29,823)
Exploration expenditures	-	-	(1,120)	-	(1,120)

27

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19. SEGMENTED INFORMATION (continued)

The Company’s non-current assets are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at September 30, 2023	705	-	388,565	389,270
As at December 31, 2022	791	12,963	402,700	416,454

1 Non-current assets attributed to geographical locations exclude financial and other assets.

20. FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Common shares acquired as part of investment in Green Technology Metals, preferred shares acquired as part of investment in Ascend Elements, the GM Tranche 2 Agreements derivative, which are presented as assets held for distribution, and the convertible note derivative are measured at fair value on the statement of financial position on a recurring basis. Cash and cash equivalents, receivables, and the debt host of the Convertible Notes are measured at amortized cost on the statement of financial position. As at September 30, 2023, the fair value of financial instruments measured at amortized cost approximates their carrying value.

Green Technology Metals shares (Note 4) are classified at level 1 of the fair value hierarchy, the GM Tranche 2 Agreements derivative (Note 4), and the convertible note derivative (Note 12) are classified at level 2 of the fair value hierarchy and the Ascend Elements preference shares (Note 4) are classified at level 3 of the fair value hierarchy.

The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks. The principal risks which impact the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital.

28

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20. FINANCIAL INSTRUMENTS (continued)

The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing the majority of its cash and cash equivalents with two major financial institutions, US treasury bills and investing in only short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries and investees including Minera Exar, may from time to time make short-term investments into Argentine government securities, financial instruments guaranteed by Argentine banks and other Argentine securities. These investments may or may not realize short-term gains or losses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long-term.

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary. As at September 30, 2023, the Company had cash and cash equivalents balance of $147,412 to settle current liabilities of $25,542 (excluding assets and liabilities held for distribution).

The following table summarizes the contractual maturities of the Company’s financial liabilities (including liabilities held for distribution) on an undiscounted basis:

	Years ending December 31,
	2023	2024	2025	2026 and later	Total
	$	$	$	$	$
Convertible senior notes	-	4,528	4,528	265,542	274,598
Accounts payable and accrued liabilities	25,630	-	-	-	25,630
Obligations under office leases¹	389	1,442	798	700	3,329
Other obligations¹	14	8,229	51	23	8,317
Total	26,033	14,199	5,377	266,265	311,874

¹Include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, affects the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company’s functional currency is United States dollars (“US$”) and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees.

29

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20. FINANCIAL INSTRUMENTS (continued)

The Company and its subsidiaries and associates have a US$ functional currency. As at September 30, 2023, the Company held $2,700 in CDN$ and $268 in ARS$ denominated cash and cash equivalents. Strengthening/(weakening) of a US$ exchange rate versus CDN$ and ARS$ by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $270 and $27 respectively as at September 30, 2023.

21. SUBSEQUENT EVENT

•
On October 3, 2023, the Company implemented by way of a plan of arrangement under the laws of British Columbia a reorganization resulting in the separation of its Argentine and North American business units and the creation of Lithium Argentina and Lithium Americas (NewCo) (Note 4).

In connection with the Arrangement, holders of all DSUs, RSUs and PSUs of the Company previously held (collectively, the "Old LAC Units") received, in lieu of such outstanding Old LAC Units, equivalent incentive security of the Company (collectively, the "Company Units") and of Lithium Americas (NewCo) (collectively, the "New LAC Units" and together with the Company Units, the "Arrangement Incentive Securities"). The Arrangement Incentive Securities have the same terms as the Old LAC Units, subject to the economic adjustments and other necessary modifications as governed by the Plan of Arrangement. Holders of the Old LAC Units disposed of (i) the butterfly percentage, a percentage commensurate with the proportion of the assets disposed in the Arrangement of over Old LAC's total assets, of each Old LAC Unit to Lithium Americas (NewCo) for one equivalent New LAC Unit, and (ii) the remaining portion of each Old LAC Unit to the Company for 0.87 of a new Lithium Argentina unit (which was subject to adjustment pursuant to the application of subsection 7(1.4) of the Income Tax Act (Canada)).

The Old LAC Units exchanged were cancelled. An incentive security (other than PSUs) of one entity, being either the Company or Lithium Americas (NewCo), held by persons who are not employed as a director, officer, or employee or engaged as a service provider of the said entity but are employed or engaged with the other entity, immediately vested and the holder of the said incentive security became entitled to receive the underlying share after completion of the Separation. The replacement PSUs of each of the Company and Lithium Americas (NewCo) will continue, but will be subject to the same time based vesting period as the old LAC PSUs they replace and upon vesting thereof will be settled by the issuance of one underlying share irrespective of the applicable performance multiplier to which the original Old LAC PSU was subject, except with respect to Old LAC PSUs that were fully vested prior to the Separation, in which case the replacement PSUs will be settled for the number of underlying shares determined based on the performance multipliers of the Old LAC PSUs they replaced.

30